Exhibit 99.2
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
CHINA HYDROELECTRIC CORPORATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 28, 2010
The undersigned shareholder of China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 27, 2010, and hereby appoints Mary E. Fellows proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 28, 2010 at 9:30 a.m., local time, at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York 10020, United States of America, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:
PROPOSAL 1: Amendment by special resolution of Article 89 of our articles of association to provide for the classification of our directors into three classes with staggered three-year terms, as more fully described in the proxy statement;

FOR	AGAINST	ABSTAIN
☐	☐	☐
PROPOSAL 2: Re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as Class I Directors for a three-year term in the event that Proposal 1 is approved; or, re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as directors for a three-year term in the event that Proposal 1 is not approved.

	FOR	AGAINST	ABSTAIN
John D. Kuhns	☐	☐	☐
Richard H. Hochman	☐	☐	☐
Shadron Lee Stastney	☐	☐	☐
PROPOSAL 3: Ratify the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2010.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: ______________, 2010

Shareholder Name:	Co-Owner Name:

Signature Co-Owner Signature
This Proxy Card must be signed by the person registered in the register of members at the close of business on August 13, 2010. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.